
SEC MAIL PROCESSING
RECEIVED
FEB 20 2007
WASH, D.C.
203
SECTION



07000605

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYKES FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 KNOB ROAD
(No. and Street)

MT. POCONO	PA	18344-1403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM R. SYKES 570-839-7776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. WILLIAMS & CO., LLP
(Name – *if individual, state last, first, middle name*)

270 PIERCE STREET	KINGSTON	PA	18704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM R. SYKES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYKES FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Catherine H. Hession - Notary Public
Forty Fort Boro., Luzerne County
MY COMMISSION EXPIRES AUG. 23, 2010

SYKES FINANCIAL SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

ANNUAL REPORT

DECEMBER 31, 2006

Sykes Financial Services, LLC
(a Limited Liability Company)
Table of Contents
December 31, 2006



J. H. Williams & Co., LLP, Certified Public Accountants

Pierce Officenter, Suite 302
270 Pierce Street
Kingston, PA 18704-5141

Telephone (570) 288-3651
Fax (570) 288-6106
E-mail JHW@jhwilliamscpa.com

Independent Auditors' Report

To the Member
Sykes Financial Services, LLC
11 Knob Road
Mount Pocono, PA 18344

We have audited the accompanying statement of financial condition of Sykes Financial Services, LLC (a limited liability company) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sykes Financial Services, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Williams & Co., LLP

February 10, 2007

Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	17,984
Accounts receivable - commissions		6,867
Prepaid expenses		1,975
Other current assets		76
Intangible assets, net of amortization of $4,723		5,713
Security deposits		404
	$	33,019

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable - trade	$	50
Accounts payable - commissions		6,335
TOTAL LIABILITIES		6,385
MEMBER'S EQUITY		26,634
	$	33,019

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Income
For the year ended December 31, 2006

REVENUES		
Commissions		$ 182,480
Miscellaneous revenues		1,226
	TOTAL REVENUES	183,706
EXPENSES		
Commissions		165,364
Regulatory fees and expenses		9,870
Supplies		276
Telephone		357
Internet fees		249
Miscellaneous fees		925
Travel		525
Insurance		885
Rent		3,024
Amortization		2,087
Postage and delivery		22
	TOTAL EXPENSES	183,584
	NET INCOME	$ 122

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Changes in Member's Equity
For the year ended December 31, 2006

Balance at December 31, 2005	$	26,512
Net income		122
Balance at December 31, 2006	$	26,634

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Cash Flows
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 122
Adjustments to reconcile net income to net cash provided by operating activities	
Amortization	2,087
Increase (decrease) in cash resulting from changes in operating assets and liabilities:	
Accounts receivable - commissions	(2,971)
Prepaid expenses	(250)
Other current assets	(70)
Accounts payable - trade	1
Accounts payable - commissions	2,386
TOTAL ADJUSTMENTS	1,183
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,305
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	1,305
CASH AT BEGINNING OF YEAR	16,679
CASH AT END OF YEAR	$ 17,984

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Organization and Nature of Business

Sykes Financial Services, LLC, hereinafter referred to as "the Company" is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as a limited liability company with the Pennsylvania Department of State on March 9, 2004.

Basis of Presentation

The Company is not subject to SEC Rule 15c3-3, a computation for determination of reserve requirements, and claims an exemption under (K)(1).

The Company is engaged in a single line of business as a securities broker-dealer. The Company claims the (K)(1) exemption, as its business is limited to selling mutual funds on an application basis and/or selling variable life insurance or annuities.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is a limited liability company that has elected, with the consent of its single member, to be taxed under the Internal Revenue Code and the Commonwealth of Pennsylvania Tax Code as an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

NASD Membership

NASD membership fee is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The membership fee is included in the accompanying financial statements as an intangible asset and is being amortized over sixty months. See Note 2.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days when purchased, that are not held for sale in the ordinary course of business.

Commissions Receivable and Payable

Commissions receivable and payable include amounts due from or to third parties for commissions on sales. These items are recorded based on the trade date of the security.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily includes other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $18,466, which was $13,466 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.35 to 1.

NOTE 2 - Intangible Assets

Intangible assets were comprised of the following at December 31, 2006:

NASD membership fee	$ 3,000
Organizational and start up costs	7,436
	10,436
Less: Accumulated amortization	4,723
	$ 5,713

Estimated aggregate amortization is as follows for the years ending December 31:

2007	$ 2,087
2008	2,087
2009	1,539

NOTE 3 – Related Party Transactions

The sole member of the Company is a registered broker dealer. During the year ended December 31, 2006, the sole member earned $152,144 of commissions. As of December 31, 2006, $4,208 of commissions payable were to the sole member.

Sykes Financial Services, LLC
(a Limited Liability Company)
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net Capital		
Total member's equity		$ 26,634
Total member's equity qualified for Net Capital		26,634
Total capital and allowable subordinated liabilities		26,634
Deductions and/or charges:		
Nonallowable assets:		
12b1 fees receivable net of payable to representative	$ -	
Other assets	8,168	
Total Deductions and/or Charges		(8,168)
Net Capital		18,466
Aggregate Indebtedness		
Accounts payable - trade		50
Accounts payable - commissions		6,335
Total Aggregate Indebtedness (AI)		6,385
Computation of Basic Net Capital Required		
Minimum net capital required (6.67% of AI)		425
Minimum dollar net capital requirement of broker/dealer		5,000
Net Capital Requirement (greatest of above two calculations)		5,000
Excess net capital		13,466
Excess net capital at 1000% (net capital less 10% of AI)		17,828
Ratio: Aggregate indebtedness to net capital		0.35

Net capital and ratios reconcile to FOCUS report Part II A Quarterly 17a-5(a) as of December 31, 2006



J. H. Williams & Co., LLP, Certified Public Accountants

Pierce Officenter, Suite 302
270 Pierce Street
Kingston, PA 18704-5141

Telephone (570) 288-3651
Fax (570) 288-6106
E-mail JHW@jhwilliamscpa.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3

To the Member
Sykes Financial Services, LLC
11 Knob Road
Mount Pocono, PA 18344

In planning and performing our audit of the financial statements and supplemental schedule of Sykes Financial Services, LLC (a limited liability company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

J. H. Williams & Co., LLP

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c-3-3
(Cont'd)

To the Members
Sykes Financial Services, LLC

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our audit of the financial statements, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

February 10, 2007

END